





UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-65970 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cachematrix Broker/Dealer LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Cook Street 8th Floor
(No. and Street)

Denver (City) Colorado (State) 80206 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Lynott (303) 466-5500
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries, LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200 (Address) Greenwood Village (City) Colorado (State) 80111 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**







# OATH OR AFFIRMATION

I, Peter Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cachematrix Broker/Dealer LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Designated Principal

Title

Notary Public

SUSAN S. CLARK
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 19964015855
MY COMM. EXPIRES DECEMBER 08, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CACHEMATRIX BROKER/DEALER LLC**

**REPORT PURSUANT TO RULE 17a-5(d)**

**YEAR ENDED DECEMBER 31, 2016**

The report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a **PUBLIC DOCUMENT**.

# CACHEMATRIX BROKER/DEALER LLC

## TABLE OF CONTENTS



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Cachematrix Broker/Dealer LLC

We have audited the accompanying financial statements of Cachematrix Broker/Dealer LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.



The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Greenwood Village, Colorado
February 21, 2017

# CACHEMATRIX BROKER/DEALER LLC

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2016

### ASSETS

| | | |
|---|---|---|
| CASH | $ | 69,705 |
| PREPAID EXPENSES | | 5,043 |
| | $ | 74,748 |

### MEMBER'S EQUITY

COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)

| | | |
|---|---|---|
| MEMBER'S EQUITY (Note 2) | $ | 74,748 |

The accompanying notes are an integral part of this statement.

# CACHEMATRIX BROKER/DEALER LLC

## STATEMENT OF OPERATIONS
## YEAR ENDED DECEMBER 31, 2016

**REVENUES:**

| | |
|---|---:|
| Service fee revenue | $ 14,544 |

**EXPENSES:**

| | |
|---|---:|
| Management fees (Note 3) | 24,000 |
| Regulatory fees | 5,854 |
| Other | 51 |
| *Total expenses* | 29,905 |

**NET LOSS**           $ (15,361)

The accompanying notes are an integral part of this statement.

# CACHEMATRIX BROKER/DEALER LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY
### YEAR ENDED DECEMBER 31, 2016

| | | |
|---|---|---:|
| **BALANCE**, December 31, 2015 | $ | 90,109 |
| Net Loss | | (15,361) |
| **BALANCE**, December 31, 2016 | $ | 74,748 |

The accompanying notes are an integral part of this statement.

# CACHEMATRIX BROKER/DEALER LLC

## STATEMENT OF CASH FLOWS
## YEAR ENDED DECEMBER 31, 2016

**CASH FLOWS FROM OPERATING ACTIVITIES:**

| | |
|---|---:|
| Net Loss | $ (15,361) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Decrease in accounts receivable | 971 |
| Increase in prepaid expenses | (164) |
| | |
| *Net cash flows used in operating activities* | (14,554) |
| | |
| **NET DECREASE IN CASH** | (14,554) |
| | |
| **CASH**, at beginning of year | 84,259 |
| | |
| **CASH**, at end of year | $ 69,705 |

The accompanying notes are an integral part of this statement.

## NOTES TO FINANCIAL STATEMENTS

### *NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

***Organization and Business***

Cachematrix Broker/Dealer LLC (the "Company") was organized in Denver, Colorado on March 5, 2003 and was approved as a securities broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. on January 2, 2004. The Company commenced operations on January 6, 2004. The Company does not hold customer securities or perform custodial functions relating to customer accounts and is therefore exempt from the possession and control requirements of Rule 15c3-3 under 15c3-3(k)(2)(i).

***Income Taxes***

The Company is not considered a separate taxable entity for tax purposes. All of the Company's income reported to the Internal Revenue Service is taxed at the member level.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2013. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2016.

***Revenue Recognition***

The Company's primary source of revenue is generated through an unrelated entity. The Company receives a fee for customers that it refers to the unrelated entity at an annual rate ranging from 2.5 to 5 basis points of the value of the customer assets as of the last business day of each month. Revenue is recognized as earned.

***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

# CACHEMATRIX BROKER/DEALER LLC

## NOTES TO FINANCIAL STATEMENTS
*(concluded)*

### NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2016, the Company had net capital and net capital requirements of $54,705 and $5,000 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.00 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

### NOTE 3 - MANAGEMENT AGREEMENT

On March 1, 2012, the Company entered into a management agreement with a related entity in which the Company will utilize the services of the related entity in exchange for a monthly payment of $2,000. The agreement provides the Company will receive certain administrative functions, including office and secretarial services, accounting oversight, use of office facilities and equipment, health insurance and related employee benefits, insurance and other indirect expenses of operations. For the year ending December 31, 2016, the Company paid the related entity $24,000 in management fees.

### NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Company introduces client accounts to one financial institution. The Company does not take discretionary control over any account. The financial institution to which the Company introduces accounts pays the Company an asset-based fee. In the event the financial institution fails to satisfy its obligations, the receivable from this financial institution may be subject to loss.

The Company generates all of its revenue from one unrelated financial institution. If this financial institution would cease business, it is uncertain if the Company could generate sufficient revenue to replace its current revenue.

The Company's financial instruments, including cash, accounts receivable and prepaid expenses are carried at amounts which approximate fair value due to the short-term nature of those instruments.

### NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

**SUPPLEMENTARY INFORMATION**

# CACHEMATRIX BROKER/DEALER LLC

## NET CAPITAL COMPUTATION

**CREDIT:**

Member's equity     $     74,748

**DEBITS:**

Nonallowable assets:

Accounts receivable     -

Prepaid expenses     5,043

Excess Deductible     15,000

*Total debits*     20,043

**NET CAPITAL**     54,705

Minimum requirements of 6-2/3% of aggregate indebtedness of

$0 or $5,000, whichever is greater     5,000

*Excess net capital*     $     49,705

**AGGREGATE INDEBTEDNESS**     $     -

**RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL**     0.00 to 1

**NOTE:** There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2016.



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Cachematrix Broker/Dealer LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) Cachematrix Broker/Dealer LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Spicer Jeffries LLP*

Greenwood Village, Colorado
February 21, 2017

# CACHEMATRIX BROKER/DEALER LLC

## EXEMPTION REPORT

## Cachematrix Broker/Dealer LLC's Exemption Report

Cachematrix Broker/Dealer LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. Cachematrix Broker/Dealer LLC, claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the fiscal year ended December 31, 2016.

2. Cachematrix Broker/Dealer LLC, met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year of January 1, 2016 to December 31, 2016, without exception.

Cachematrix Broker/Dealer LLC,

I, Pete Young, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.


_____
Signature

_____
Designated Principal
Title